SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)
☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 1-35

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE Savings and Security Program

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06828-0001

Required Information
A.	Financial Statements and Schedule:	Page

	Report of Independent Registered Public Accounting Firm	3

	Financial Statements:

	Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002	4

	Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2003 and 2002	5

	Notes to Financial Statements	6-11

	Supplemental Schedule:

	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003	12-20

B.	Exhibits

	23	Consent of Independent Registered Public Accounting Firm

	99(a)

GE S&S Program Mutual Funds 2003 Annual Report (incorporated by reference to the General Electric S&S Program Mutual Fund Form N-CSR for the year ended December 31, 2003, as filed with the Commission on March 10, 2004)

	99(b)

GE Institutional International Equity Fund 2003 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2003, as filed with the Commission on December 9, 2003)

	99(c)

GE Institutional Small-Cap Value Equity Fund 2003 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2003, as filed with the Commission on December 9, 2003)

	99(d)

GE Institutional Strategic Investment Fund 2003 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2003, as filed with the Commission on December 9, 2003)

Signatures

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Savings and Security Program

(Name of Plan)

Date:	June 14, 2004	/s/ Philip D. Ameen

Philip D. Ameen Vice President and Comptroller

GE SAVINGS AND SECURITY PROGRAM

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

(1)

GE SAVINGS AND SECURITY PROGRAM

December 31, 2003 and 2002

Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2003 and 2002	5

Notes to Financial Statements	6-11

Supplemental Schedule: (i)
Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2003	12-21

(i) Schedules required by Form 5500 that are not applicable have not been included.

(2)

Report of Independent Registered Public Accounting Firm

General Electric Company, as administrator
GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
June 10, 2004

(3)

GE SAVINGS AND SECURITY PROGRAM

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

(in thousands)

Assets	2003	2002

Investments at fair value (note 3)	$ 21,706,484	$ 17,814,242
Accrued dividends and interest	90,926	85,380
Other assets	11,280	49

Total assets	21,808,690	17,899,671

Liabilities

Liability for collateral deposits (note 3)	122,125	205,422
Other liabilities	4,433	8,320

Total liabilities	126,558	213,742

Net assets available for plan benefits	$ 21,682,132	$ 17,685,929

See accompanying notes to financial statements.

(4)

GE SAVINGS AND SECURITY PROGRAM

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2003 and 2002

(in thousands)

	2003	2002

Additions (reductions) to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (note 3)	$ 3,544,086	$ (7,638,212)

Interest and dividend income:
General Electric Company Common Stock	352,212	336,580
Registered investment companies	128,607	121,017
Interest	75,130	93,688

	4,100,035	(7,086,927)

Contributions:
Employee	855,830	854,520
Employer	290,016	286,980

	1,145,846	1,141,500

Total additions (reductions)	5,245,881	(5,945,427)

Deductions from net assets attributed to:
Participant withdrawals	(1,249,678)	(1,759,800)

Net increase (decrease)	3,996,203	(7,705,227)

Net assets available for plan benefits:
Beginning of year	17,685,929	25,391,156

End of year	$21,682,132	$ 17,685,929

See accompanying notes to financial statements.

(5)

(1)     Description of the Plan

GE Savings and Security Program (the "Plan") is a defined contribution plan sponsored by General Electric Company. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Trustees of the GE Savings and Security Trust are officers of GE Asset Management Incorporated ("GEAM"), a wholly owned subsidiary of General Electric Company. GEAM is investment adviser to each of the Plan's investment options, except General Electric Company Common Stock, Vanguard Institutional Index Fund and the United States Savings Bonds. State Street Corporation and The Bank of New York are the primary custodians for Plan assets.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the "Plan Document"). Information concerning the Plan, including benefits, investment options, vesting provisions and effects of plan termination is included in plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees of General Electric Company and its participating affiliates may participate in the Plan by investing a portion of their earnings (generally up to 7% with employer partial matching and an additional 10% without any employer matching) in one or more of the following investment options generally through a trust established to administer the investment of program funds:

(a)     General Electric Company Common Stock ("GE Common Stock").

(b)     GE S&S Income Fund (the "Income Fund") – a registered investment company that invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally about five to ten years.

(c)     GE S&S Program Mutual Fund (the "Mutual Fund") – a registered investment company that invests primarily in equity securities of U.S. companies.

(d)     GE Institutional International Equity Fund (the "International Fund") – a registered investment company that invests primarily in equity securities of companies in countries other than the U.S.

(e)     GE Institutional Small-Cap Value Equity Fund (the "Small Cap Fund") – a registered investment company that invests primarily in equity securities of small-cap U.S. companies (those with market capitalizations in the same range as the companies in the Russell 2000 Index).

(f)     GE Institutional Strategic Investment Fund (the "Strategic Investment Fund") – a registered investment company that invests primarily in a combination of equity securities (U.S. and foreign) and investment grade debt securities.

(g)     Vanguard Institutional Index Fund (the "Index Fund") – a registered investment company that employs a passive management strategy designed to track the performance of the Standard and Poor's 500 Index, which is composed primarily of equity securities of large U.S. companies.

(6)

(h)     GE S&S Short-Term Interest Fund (the "Short Term Fund") – invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally not more than three years.

(i)     GE S&S Money Market Fund (the "Money Market Fund") – invests primarily in short-term, U.S. dollar denominated money market instruments and other debt instruments that mature in one year or less.

(j)     United States Savings Bonds (the "U.S. Bond Fund") – consists of individual participants' investments in Series "EE" Savings Bonds issued by the U.S. Treasury, which mature in 30 years. Pending accumulation of sufficient individual funds, investments are made in short-term money market instruments. Only participant after-tax contributions may be invested in the U.S. Bond Fund.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participants may elect, up to twenty-four times a year, to switch their investments from one investment option to another or split the amount equally between two other investment options. Prior to September 2, 2003, the maximum number of switches allowed annually was twelve. The U.S. Bond Fund does not accept switches from other investment options and U.S. Savings Bonds purchased with after-tax contributions after 1988 cannot be switched to another investment.

The Internal Revenue Code sets out maximum limits on participant pre-tax contributions. The limit was $12,000 and $11,000 for 2003 and 2002, respectively.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees' contributions of up to 7% of their earnings, which may be invested at the election of the participant in any one of the investment options except for the U.S. Bond Fund.

Rollovers and Transfers from Other Qualifying Plans

Subject to General Electric Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the years ended December 31, 2003 and 2002, transfers from other qualifying plans or arrangements accounted for $43.8 million and $53.0 million, respectively, which are shown as employee contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

Withdrawals

Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments and currently employed participants may make up to seven withdrawals per year or certain hardship withdrawals from their participant accounts. Partial payments on termination are generally limited to four per year and a minimum of $500 each.

(7)

Loans to Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, such loans cannot exceed the lesser of 50% of the participant's available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, as published by Moody's Investors Service.

A participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year.

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

In the event of a loan default, the Plan will report the outstanding loan balance as a withdrawal.

Vesting

Participants are fully vested in their employee and employer contributions.

Plan Termination and Amendment

Although General Electric Company has not expressed any intent to do so, it has the right under the Plan to the extent permitted by law to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to the Plan provisions. General Electric Company also has the right under the Plan to the extent permitted by law to amend or replace it for any reason.

Administrative and Investment Advisory Costs

Administrative costs of the plan are generally borne by General Electric Company. Investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services to registered investment companies. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statements of Changes in Net Assets Available for Plan Benefits.

(2)     Summary of Significant Accounting Policies

(a)     Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(8)

(b)     Investments

Plan investments are stated at fair value. General Electric Company Common Stock is valued at the New York Stock Exchange closing price. Investments in registered investment companies are valued at the closing price on NASDAQ. Long-term U.S. government, agency and corporate debt, notes, bonds, and loans secured by mortgages are valued at current quoted market prices. Loans to participants bear interest at market rates and cost plus accrued interest approximates fair value. Short-term money market instruments, U.S. government, agency and corporate notes are valued at amortized cost, which approximates fair value. U.S. Savings Bonds are valued at the current cash redemption value published by the U.S. Treasury Department.

Investment transactions are recorded on a trade date basis. Dividends on General Electric Company Common Stock are recorded as of the record date. Dividends on the Registered Investment Companies are recorded on the payment date. Interest income is earned from settlement date and recognized on the accrual basis.

All investment options, except GE Common Stock, the Mutual Fund, the Money Market Fund and the U.S. Bond Fund, may use various financial instruments, particularly forward foreign currency contracts, options, and futures, commonly referred to as derivatives, to manage their risk. The eligible investment options do not engage in market-making or other speculative activities in the derivatives markets. Established practices require that derivative financial instruments relate to specific asset, liability, or equity transactions or to currency exposures. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the eligible investment options which are distributed annually to participants, except the Short Term Fund whose detailed information is contained in the S&S Program Supplemental Information and distributed annually.

(c)     Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(9)

(3)     Investments

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 2003 and 2002:

	Number of shares	Fair Value
		(in thousands)
2003

GE Common Stock	461,721,669	$ 14,303,925
GE S&S Income Fund	153,195,896	1,793,878
GE S&S Program Mutual Fund	56,705,439	2,434,925

2002

GE Common Stock	461,883,990	$ 11,246,822
GE S&S Income Fund	153,830,838	1,815,167
GE S&S Program Mutual Fund	53,946,471	1,895,095

The Plan's investments appreciated (depreciated) as follows:

	2003	2002
	(in thousands)

Common Stock	$ 3,037,885	$ (7,233,036)
Registered Investment Companies	510,542	(425,556)
Other investments	(4,341)	20,380

	$ 3,544,086	$ (7,638,212)

The Short Term Fund may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, the Short Term Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. The Short Term Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The Short Term Fund monitors the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of loaned securities, primarily U.S. Treasury obligations, amounted to $119.7 million and $205.4 million at December 31, 2003 and 2002, respectively. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan's financial statements.

(10)

The Plan offers a number of investment options including GE Common Stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock and the U.S. Bond Fund, which invest in securities of a single issuer.

(4)     Tax Status

The Internal Revenue Service has notified General Electric Company by a letter dated April 30, 2002, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, counsel for the Plan has no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and General Electric Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(5)     Plan Amendments

In 2003, the Plan was amended to increase the number of permissible investment switches from twelve to twenty-four (effective September 2, 2003), to raise the maximum participant savings rate generally from 17% to 30% (effective January 1, 2004) and make certain other changes.

Effective July 31, 2002, the Plan was amended to reflect the name change of the GE S&S Long Term Interest Fund to the GE S&S Income Fund. In addition, effective October 1, 2002, the GE Institutional Small-Cap Value Equity Fund, GE Institutional Strategic Investment Fund and Vanguard Institutional Index Fund became available as investment options for the Plan.

The Plan was also amended in 2001 primarily to comply with the requirements of the Economic Growth and Tax Relief Reconciliation Act. The amendments were generally effective January 1, 2002.

(11)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

As of December 31, 2003
Description	Shares	Cost	Market
Corporate Stocks - Common
General Electric Company*	461,721,669	$ 10,061,348,137	$ 14,303,925,499

Registered Investment Companies
GE S&S Income Fund**	153,195,896	1,747,341,255	1,793,877,869
GE S&S Program Mutual Fund**	56,705,439	2,612,190,291	2,434,924,786
GE Institutional International Equity Fund**	21,232,863	216,745,508	211,473,927
GE Institutional Small-Cap Value Equity Fund**	7,382,647	80,208,124	92,045,069
GE Institutional Strategic Investment Fund**	4,473,486	42,966,348	46,659,290
Vanguard Institutional Index Fund	1,855,509	165,965,846	188,856,398
Total Registered Investment Companies		4,865,417,372	4,767,837,339

See accompanying notes to schedule of assets on page 21.

(12)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

As of December 31, 2003

Description	Rate of Interest	Maturity	Cost	Market
Short-Term Money Market Instruments
Interest Bearing Cash and Cash Equivalents
Abbey National PLC	1.000%	01/02/2004	$ 24,999,306	$ 24,999,306	(a)
BNP Paribas	1.070	01/20/2004	30,020,000	30,020,000
Citicorp	1.080	02/20/2004	43,564,555	43,564,555
CS First Boston	1.075	01/23/2004	43,661,298	43,661,298
Deutsche Bank AG	1.060	01/12/2004	46,714,865	46,714,865
Goldman Sachs Group LP	1.070	01/09/2004	43,619,626	43,619,626
HBOS PLC	1.090	03/23/2004	43,521,676	43,521,676
HSBC Holdings PLC	1.090	01/22/2004	14,910,513	14,910,513
ING Group	1.070	01/05/2004	46,154,512	46,154,512
JP Morgan Chase	1.080	02/05/2004	41,895,963	41,895,963
Morgan Stanley Dean Witter Discover Capital I	1.080	01/14/2004	42,283,503	42,283,503
National Australia Bank	1.070	01/20/2004	41,186,728	41,186,728
Rabobank Nederland N.V.	1.070	01/08/2004	46,370,000	46,370,000
Royal Bank of Canada	1.065	01/15/2004	46,950,546	46,950,546
Societie Generale	1.070	02/06/2004	41,505,542	41,505,542
Toronto-Dominion Bank	1.070	01/16/2004	40,970,000	40,970,000
Total Interest Bearing Cash and Cash Equivalents			638,328,633	638,328,633

Other
GEI Short Term Investment Fund**	variable	n/a	199,863,957	199,863,957
Bank One Corp. - Repurchase Agreement	1.010	01/02/2004	54,000,000	54,000,000
Barclays PLC - Repurchase Agreement	1.000	01/02/2004	18,990,000	18,990,000	(a)
UBS AG - Repurchase Agreement	0.950	01/02/2004	65,000,000	65,000,000	(a)
Total Other			337,853,957	337,853,957
Total Short-Term Money Market Instruments			976,182,590	976,182,590

See accompanying notes to schedule of assets on page 21.	(continued)

(13)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

As of December 31, 2003

Description	Rate of Interest	Maturity	Cost	Market
U.S. Government Securities
U. S. Government and Agency Debt Obligations
Federal Farm Credit Discount Notes	0.950%	06/16/2004	$ 17,802,033	$ 17,802,033	(a)
Federal Home Loan Bank System	1.875	06/15/2006	30,574,973	30,676,051
Federal Home Loan Bank System	2.500	12/15/2005	21,048,490	21,210,000
Federal Home Loan Bank System	3.750	04/15/2004	25,928,752	25,928,752
Federal Home Loan Mortgage Corp.	0.010	01/07/2004	11,997,990	11,997,990	(a)
Federal Home Loan Mortgage Corp.	2.000	07/15/2006	590	756	(b)
Federal Home Loan Mortgage Corp.	3.709	07/25/2022	5,311,350	5,272,200
Federal Home Loan Mortgage Corp.	5.000	04/01/2013	29,425,981	29,368,911
Federal Home Loan Mortgage Corp.	5.000	11/15/2012	350,519	368,767	(b)
Federal Home Loan Mortgage Corp.	5.250	01/15/2006	15,932,612	15,952,950
Federal Home Loan Mortgage Corp.	5.500	07/15/2006	13,534,438	14,206,104
Federal Home Loan Mortgage Corp.	6.000	10/01/2017	974,572	973,965
Federal Home Loan Mortgage Corp.	6.000	11/01/2033	3,575,504	3,572,440
Federal Home Loan Mortgage Corp.	6.000	12/01/2008	18,390	19,118
Federal Home Loan Mortgage Corp.	6.250	07/15/2004	25,254,360	25,254,360
Federal Home Loan Mortgage Corp.	6.500	03/25/2043	35,163,256	34,438,799
Federal Home Loan Mortgage Corp.	7.000	02/01/2017	3,347,219	3,404,393
Federal Home Loan Mortgage Corp.	7.000	03/15/2007	2,780,458	2,724,134
Federal Home Loan Mortgage Corp.	7.000	04/15/2012	1,034,281	996,567
Federal Home Loan Mortgage Corp.	7.000	10/01/2023	217,081	218,852
Federal Home Loan Mortgage Corp.	7.000	10/01/2033	1,109,502	1,103,540
Federal Home Loan Mortgage Corp.	7.000	11/01/2031	403,743	402,605
Federal Home Loan Mortgage Corp.	7.000	11/01/2033	1,033,725	1,026,962
Federal Home Loan Mortgage Corp.	7.500	01/01/2027	1,577,783	1,595,913
Federal Home Loan Mortgage Corp.	7.500	02/01/2032	6,288,792	6,318,962
Federal Home Loan Mortgage Corp.	7.500	06/01/2024	494,614	503,437
Federal Home Loan Mortgage Corp.	7.500	09/01/2029	1,021,078	1,040,506
Federal Home Loan Mortgage Corp.	7.500	11/01/2008	53,853	54,217
Federal Home Loan Mortgage Corp.	8.000	02/01/2032	386,103	391,684
Federal Home Loan Mortgage Corp.	8.000	05/01/2031	162,821	164,832
Federal Home Loan Mortgage Corp.	8.000	07/01/2031	895,967	903,575
Federal Home Loan Mortgage Corp.	8.000	08/01/2022	233,467	236,690
Federal Home Loan Mortgage Corp.	8.500	03/01/2027	316,585	313,002
Federal Home Loan Mortgage Corp.	9.250	12/01/2016	661,517	637,806
Federal Home Loan Mortgage Corp.	43.498	09/15/2005	17	90	(b)

See accompanying notes to schedule of assets on page 21.	(continued)

(14)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

As of December 31, 2003

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

As of December 31, 2003

Description	Rate of Interest	Maturity	Cost	Market
U.S. Government Securities
U. S. Government and Agency Debt Obligations, continued
Federal National Mortgage Assoc.	1.010%	06/17/2004	$ 24,607,714	$ 24,607,714
Federal National Mortgage Assoc.	1.020	01/28/2004	59,954,100	59,954,100	(a)
Federal National Mortgage Assoc.	1.110	05/19/2004	18,670,365	18,670,365	(a)
Federal National Mortgage Assoc.	1.408	07/25/2044	7,441,743	7,157,491
Federal National Mortgage Assoc.	1.500	10/01/2004	46,590,000	46,590,000
Federal National Mortgage Assoc.	2.196	07/25/2037	25,499,357	24,886,406
Federal National Mortgage Assoc.	2.243	06/25/2043	20,884,013	18,578,817
Federal National Mortgage Assoc.	2.570	12/25/2042	22,042,969	22,317,188
Federal National Mortgage Assoc.	3.170	07/25/2033	19,016,811	18,561,437
Federal National Mortgage Assoc.	3.279	10/25/2042	18,200,391	18,146,250
Federal National Mortgage Assoc.	3.345	07/01/2033	3,581,949	3,604,356
Federal National Mortgage Assoc.	3.396	06/01/2033	3,778,711	3,709,971
Federal National Mortgage Assoc.	3.460	06/25/2043	17,173,477	17,190,844
Federal National Mortgage Assoc.	3.497	05/01/2033	2,618,254	2,572,947
Federal National Mortgage Assoc.	3.739	08/01/2033	17,642,395	17,293,244
Federal National Mortgage Assoc.	3.870	06/01/2033	5,460,805	5,373,309
Federal National Mortgage Assoc.	3.872	05/01/2033	5,969,915	5,853,086
Federal National Mortgage Assoc.	3.913	07/01/2033	3,500,573	3,428,778
Federal National Mortgage Assoc.	4.025	07/01/2033	16,572,617	16,503,307
Federal National Mortgage Assoc.	4.031	06/01/2033	10,464,853	10,192,586
Federal National Mortgage Assoc.	4.128	07/01/2033	11,548,785	11,284,563
Federal National Mortgage Assoc.	4.170	06/01/2033	8,306,934	8,106,812
Federal National Mortgage Assoc.	4.361	05/01/2033	11,580,760	11,353,377
Federal National Mortgage Assoc.	4.369	06/01/2033	3,008,576	2,976,479
Federal National Mortgage Assoc.	4.375	10/15/2006	11,895,021	12,598,320
Federal National Mortgage Assoc.	4.577	12/01/2032	3,699,617	3,706,944
Federal National Mortgage Assoc.	5.125	02/13/2004	48,456,394	48,456,394
Federal National Mortgage Assoc.	5.227	06/01/2033	3,274,425	3,233,359
Federal National Mortgage Assoc.	5.500	02/15/2006	33,382,225	34,212,376
Federal National Mortgage Assoc.	6.000	02/01/2018	1,799,575	1,793,328
Federal National Mortgage Assoc.	6.000	04/01/2033	680,662	675,618
Federal National Mortgage Assoc.	6.000	11/01/2033	1,095,714	1,094,488
Federal National Mortgage Assoc.	6.000	12/15/2005	9,824,521	10,444,572
Federal National Mortgage Assoc.	6.500	05/01/2017	1,519,148	1,519,718

See accompanying notes to schedule of assets on page 21.	(continued)

(15)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

As of December 31, 2003

Description	Rate of Interest	Maturity	Cost	Market

U.S. Government Securities
U. S. Government and Agency Debt Obligations, continued
Federal National Mortgage Assoc.	6.500%	05/01/2033	$ 1,471,374	$ 1,454,920
Federal National Mortgage Assoc.	6.500	08/01/2022	1,579,858	1,579,453
Federal National Mortgage Assoc.	6.500	09/01/2032	5,408,568	5,419,658
Federal National Mortgage Assoc.	6.500	10/01/2017	521,262	524,022
Federal National Mortgage Assoc.	6.500	10/01/2031	2,018,497	2,033,668
Federal National Mortgage Assoc.	6.500	10/01/2033	1,111,671	1,108,829
Federal National Mortgage Assoc.	6.500	11/01/2033	3,172,259	3,159,916
Federal National Mortgage Assoc.	7.000	01/01/2032	567,307	566,219
Federal National Mortgage Assoc.	7.000	01/01/2033	837,651	836,045
Federal National Mortgage Assoc.	7.000	02/01/2017	1,129,776	1,146,972
Federal National Mortgage Assoc.	7.000	02/01/2019	102,499	102,167
Federal National Mortgage Assoc.	7.000	03/01/2017	3,628,921	3,664,672
Federal National Mortgage Assoc.	7.000	03/01/2029	404,796	413,203
Federal National Mortgage Assoc.	7.000	03/01/2032	544,459	543,363
Federal National Mortgage Assoc.	7.000	04/01/2017	3,319,454	3,349,399
Federal National Mortgage Assoc.	7.000	04/01/2033	3,987,176	3,972,383
Federal National Mortgage Assoc.	7.000	05/01/2017	1,705,200	1,710,122
Federal National Mortgage Assoc.	7.000	06/01/2031	349,309	348,606
Federal National Mortgage Assoc.	7.000	07/01/2017	3,576,343	3,594,551
Federal National Mortgage Assoc.	7.000	07/01/2032	1,332,102	1,346,504
Federal National Mortgage Assoc.	7.000	07/15/2005	16,601,856	17,466,997
Federal National Mortgage Assoc.	7.000	08/01/2032	4,624,491	4,608,937
Federal National Mortgage Assoc.	7.000	09/01/2032	539,349	538,703
Federal National Mortgage Assoc.	7.000	10/01/2029	317,361	324,245
Federal National Mortgage Assoc.	7.000	10/01/2031	1,178,178	1,205,919
Federal National Mortgage Assoc.	7.000	10/01/2032	4,334,490	4,368,978
Federal National Mortgage Assoc.	7.000	11/01/2026	229,957	235,794
Federal National Mortgage Assoc.	7.000	11/01/2033	1,937,081	1,924,801
Federal National Mortgage Assoc.	7.425	08/25/2008	349,087	2,071	(b)
Federal National Mortgage Assoc.	7.500	01/01/2025	613,159	624,021
Federal National Mortgage Assoc.	7.500	01/01/2031	376,393	381,664
Federal National Mortgage Assoc.	7.500	02/01/2031	397,513	403,134
Federal National Mortgage Assoc.	7.500	03/01/2023	51,101	51,562
Federal National Mortgage Assoc.	7.500	03/01/2027	1,784,467	1,786,653
Federal National Mortgage Assoc.	7.500	03/01/2032	2,323,749	2,360,737

See accompanying notes to schedule of assets on page 21.	(continued)

(16)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

As of December 31, 2003

Description	Rate of Interest	Maturity	Cost	Market
U.S. Government Securities
U. S. Government and Agency Debt Obligations, continued
Federal National Mortgage Assoc.	7.500%	04/01/2016	$ 342,251	$ 342,386
Federal National Mortgage Assoc.	7.500	04/01/2023	511,716	522,229
Federal National Mortgage Assoc.	7.500	04/01/2032	1,959,366	1,988,370
Federal National Mortgage Assoc.	7.500	04/01/2033	867,314	862,868
Federal National Mortgage Assoc.	7.500	05/01/2026	413,923	420,245
Federal National Mortgage Assoc.	7.500	05/01/2032	2,969,017	3,019,588
Federal National Mortgage Assoc.	7.500	06/01/2032	494,044	491,857
Federal National Mortgage Assoc.	7.500	07/01/2027	923,250	935,411
Federal National Mortgage Assoc.	7.500	07/01/2032	5,655,744	5,695,583
Federal National Mortgage Assoc.	7.500	10/01/2030	287,372	284,649
Federal National Mortgage Assoc.	7.500	10/01/2032	1,590,440	1,591,421
Federal National Mortgage Assoc.	7.500	11/01/2021	896,729	897,470
Federal National Mortgage Assoc.	7.500	11/01/2022	433,564	443,718
Federal National Mortgage Assoc.	8.000	02/01/2032	3,445,847	3,475,131
Federal National Mortgage Assoc.	8.000	03/01/2032	2,693,965	2,710,679
Federal National Mortgage Assoc.	8.000	05/01/2032	412,443	420,727
Federal National Mortgage Assoc.	8.000	07/01/2009	1,201,764	1,149,908
Federal National Mortgage Assoc.	8.000	07/01/2032	3,665,001	3,672,277
Federal National Mortgage Assoc.	8.000	10/01/2032	1,255,955	1,251,842
Federal National Mortgage Assoc.	8.000	11/01/2033	1,394,679	1,390,849
Federal National Mortgage Assoc.	8.500	02/01/2032	325,142	327,242
Federal National Mortgage Assoc.	8.500	03/01/2032	232,674	234,764
Federal National Mortgage Assoc.	8.500	08/01/2030	367,742	362,337
Federal National Mortgage Assoc.	8.500	09/01/2032	419,038	419,795
Federal National Mortgage Assoc.	8.500	10/01/2033	1,195,067	1,192,304
Federal National Mortgage Assoc.	9.000	03/01/2011	5,079,507	5,328,851
Federal National Mortgage Assoc.	9.000	08/01/2010	2,353,134	2,381,295
Federal National Mortgage Assoc.	9.000	08/01/2030	186,222	181,950
Federal National Mortgage Assoc.	9.000	12/01/2031	712,536	716,071
Federal National Mortgage Assoc.	9.500	09/01/2021	1,192,623	1,150,681
Federal National Mortgage Assoc.	15.830	05/25/2018	232,863	201,771	(a,b)
Federal National Mortgage Assoc. (Class H)	6.500	03/25/2022	1,315,142	1,265,733
Government National Mortgage Assoc.	6.000	05/15/2033	1,303,072	1,284,452
Government National Mortgage Assoc.	6.000	07/15/2033	1,684,425	1,680,104
Government National Mortgage Assoc.	6.500	04/15/2017	455,230	454,914

See accompanying notes to schedule of assets on page 21.	(continued)

(17)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

As of December 31, 2003

Description	Rate of Interest	Maturity	Cost	Market
U.S. Government Securities
U. S. Government and Agency Debt Obligations, continued
Government National Mortgage Assoc.	6.500%	11/15/2016	$ 1,369,318	$ 1,368,027
Government National Mortgage Assoc.	7.000	03/15/2031	876,954	888,944
Government National Mortgage Assoc.	7.000	05/15/2032	800,148	810,385
Government National Mortgage Assoc.	7.000	11/15/2032	1,112,076	1,113,292
Government National Mortgage Assoc.	7.500	01/15/2031	2,572,551	2,607,168
Government National Mortgage Assoc.	7.500	02/15/2009	1,971,080	2,089,038
Government National Mortgage Assoc.	7.500	03/15/2031	300,167	304,206
Government National Mortgage Assoc.	7.500	05/15/2031	877,369	889,175
Government National Mortgage Assoc.	7.500	07/15/2031	978,954	992,127
Government National Mortgage Assoc.	7.500	09/15/2031	975,944	989,076
Government National Mortgage Assoc.	7.500	12/15/2012	7,429,959	7,917,587
Government National Mortgage Assoc.	8.000	03/15/2032	323,377	329,419
Government National Mortgage Assoc.	9.000	08/15/2009	1,904,494	1,834,101
Government National Mortgage Assoc.	9.000	11/15/2017	9,588,742	9,892,873
Government National Mortgage Assoc.	9.000	12/15/2009	21,175,766	21,991,215
Government National Mortgage Assoc.	9.500	12/15/2009	6,008,584	6,097,200
U.S. Treasury Notes	1.125	06/30/2005	7,928,050	7,957,200
U.S. Treasury Notes	2.000	08/31/2005	8,928,206	8,936,921
U.S. Treasury Notes	2.375	08/15/2006	46,602,572	46,660,150
Total U.S. Government and Agency Debt Obligations			1,001,275,611	1,001,305,971

See accompanying notes to schedule of assets on page 21.	(continued)

(18)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

As of December 31, 2003

Description	Unites	Cost	Market
U.S. Government Securities
U.S. Savings Bonds
1964 U.S. Savings Bond E Series	90	$ 1,687	$ 20,047
1965 U.S. Savings Bond E Series	91	1,706	17,089
1974 U.S. Savings Bond E Series	2,254	42,263	283,762
1975 U.S. Savings Bond E Series	3,072	57,600	380,599
1976 U.S. Savings Bond E Series	3,800	71,250	463,317
1977 U.S. Savings Bond E Series	5,262	98,663	621,164
1978 U.S. Savings Bond E Series	8,685	162,844	792,393
1979 U.S. Savings Bond E Series	13,175	247,031	1,146,297
1980 U.S. Savings Bond EE Series	5,515	275,750	1,388,874
1981 U.S. Savings Bond EE Series	5,920	296,000	1,294,302
1982 U.S. Savings Bond EE Series	6,801	340,050	1,399,825
1983 U.S. Savings Bond EE Series	12,106	605,300	2,083,483
1984 U.S. Savings Bond EE Series	13,171	658,550	2,047,694
1985 U.S. Savings Bond EE Series	19,728	986,400	2,855,655
1986 U.S. Savings Bond EE Series	59,383	2,969,150	8,130,229
1987 U.S. Savings Bond EE Series	64,014	3,200,700	7,716,851
1988 U.S. Savings Bond EE Series	74,513	3,725,650	8,613,475
1989 U.S. Savings Bond EE Series	110,232	5,511,600	12,244,391
1990 U.S. Savings Bond EE Series	112,864	5,643,200	12,046,079
1991 U.S. Savings Bond EE Series	120,012	6,000,600	12,319,908
1992 U.S. Savings Bond EE Series	185,881	9,294,050	18,040,604
1993 U.S. Savings Bond EE Series	131,576	6,578,800	10,966,486
1994 U.S. Savings Bond EE Series	105,055	5,252,750	8,129,592
1995 U.S. Savings Bond EE Series	42,857	2,142,850	3,167,375
1996 U.S. Savings Bond EE Series	361	18,050	24,253
1997 U.S. Savings Bond EE Series	502	25,100	33,323
1998 U.S. Savings Bond EE Series	889	44,450	56,444
1999 U.S. Savings Bond EE Series	1,169	58,450	70,455
2000 U.S. Savings Bond EE Series	1,475	73,750	84,631
2001 U.S. Savings Bond EE Series	211,591	10,579,550	11,550,273
2002 U.S. Savings Bond EE Series	234,345	11,717,250	12,232,687
2003 U.S. Savings Bond EE Series	240,437	12,021,850	12,046,207
Total U.S. Savings Bonds		88,702,894	152,267,764
Total U.S. Government Securities		1,089,978,505	1,153,573,735

See accompanying notes to schedule of assets on page 21.	(continued)

(19)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

As of December 31, 2003

Description	Rate of Interest	Maturity	Cost	Market
Corporate Debt Instruments - Preferred
American General Finance Corp.	1.340%	11/15/2006	$ 2,000,000	$ 1,998,910
International Lease Finance Corp.	2.450	07/15/2005	2,440,123	2,445,199
Merrill Lynch & Co. Inc.	1.473	01/14/2005	4,000,000	4,011,324
Total Corporate Debt Instruments - Preferred			8,440,123	8,455,433

Loans to Participants
Various (63,690 loans)*	5.850-12.000	1 month – 15 years	365,796,599	365,796,599

Loans Secured by Mortgages and Other Assets
Bank One Issuance Trust (Class C)	3.760	08/15/2008	9,999,340	10,180,900
Carco Auto Loan Master Trust (Class A)	1.228	11/15/2006	1,330,883	1,330,140
CDC Mortgage Capital Trust (Class A)	1.631	03/25/2033	896,826	899,538
Cendent Mortgage Corporation	7.267	04/25/2031	3,580,153	3,546,004
Chase Manhattan Auto Owner Trust (Class A)	1.060	08/16/2004	2,818,642	2,818,642
Chase Manhattan Auto Owner Trust (Class A)	1.200	06/15/2004	3,704,713	3,704,713
Citibank Credit Card Issuance Trust (Class A)	2.500	04/07/2008	12,168,721	12,181,314
Citibank Credit Card Issuance Trust (Class C)	6.650	05/15/2008	2,713,281	2,702,025
Crusade Global Trust (Class A)	1.360	09/18/2034	672,707	672,728
CS First Boston Mortgage Securities Corp. (Class A)	6.500	11/25/2004	1,693,005	1,229,980	(b)
Fleet Credit Card Master Trust II (Class A)	5.600	12/15/2008	7,385,254	7,269,694
Green Tree Financial Corporation (Class)	6.900	04/15/2018	547,481	545,507
Greenwich Capital Commercial Funding Corp.	1.337	11/05/2013	2,984,641	2,942,592
Home Equity Mortgage Trust (Class A)	7.000	12/25/2004	937,045	940,500
Honda Auto Receivables Owner Trust (Class A)	1.110	09/13/2004	12,401,057	12,401,057
Honda Auto Receivables Owner Trust (Class A)	1.140	01/07/2005	9,680,000	9,680,000
Honda Auto Receivables Owner Trust (Class A)	1.233	06/11/2004	2,071,056	2,071,056
LB-UBS Commercial Mortgage Trust	1.370	07/15/2035	3,846,946	3,902,288
LB-UBS Commercial Mortgage Trust	3.660	10/17/2013	4,941,207	4,884,523	(a)
LB-UBS Commercial Mortgage Trust	4.130	07/15/2037	2,822,424	2,824,895	(a)
MBNA Credit Card Master Note Trust (Class C)	4.050	01/15/2008	15,208,559	15,655,878
Mellon Bank Premium Finance Loan Master Trust (Class A)	1.350	06/15/2006	2,000,000	2,000,060
Morgan Stanley Capital I	1.131	04/15/2038	4,807,273	4,721,482
Morgan Stanley Capital I	5.500	12/15/2041	5,020,982	4,932,682	(a)

See accompanying notes to schedule of assets on page 21.	(continued)

(20)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

As of December 31, 2003

Description	Rate of Interest	Maturity	Cost	Market
Loans Secured by Mortgages and Other Assets, continued
Provident Bank Home Equity Loan Trust (Class A)	7.180%	04/25/2013	$ 562,559	$ 567,898
Sears Credit Account Master Trust (Class A)	1.543	11/17/2009	1,000,000	1,000,767
SMS Student Loan Trust (Class A)	1.441	04/25/2016	3,475,364	3,468,479
Superior Wholesale Inventory Financing Trust (Class A)	1.253	01/16/2006	5,000,000	5,000,109
Thornburg Mortgage Securities Trust (Class A)	1.459	04/25/2043	3,679,925	3,661,996
World Omni Auto Receivables Trust (Class B)	2.350	09/15/2009	2,951,881	2,968,739
Total Loans Secured by Mortgages and Other Assets			130,901,925	130,706,186

Other
Non-Interest Bearing Cash*	n/a	n/a	6,374	6,374

Total Investments			$ 17,498,071,625	$ 21,706,483,755

Notes to Schedule of Assets:

* Represents a party in interest to the Plan.

** Funds managed by GEAM, a wholly owned subsidiary of General Electric Company.
(a) Coupon represents effective yield.
(b) Interest only securities represent the right to receive the monthly interest payments on an underlying pool of mortgages.

See accompanying Report of Independent Registered Public Accounting Firm.

(21)